N E W S R E L E A S E

August 7, 2013

Nevsun Announces Second Quarter 2013 Results

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to report its financial and operating results for the second quarter of 2013.  Unless otherwise noted, with the exception of earnings per share and cash cost per ounce figures, all results are in thousands of US dollars.

This release should be read in conjunction with Nevsun Resources Ltd.’s (Nevsun or the Company) condensed consolidated interim financial statements for the six months ended June 30, 2013, and associated Management Discussion and Analysis (MD&A), which are available on the Company's website at www.nevsun.com/investors/financials, on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Second quarter 2013 highlights

  Produced 34,900 ounces of gold
  Revenues of $54.8 million on 36,200 ounces gold
  Cash cost of $692 per ounce of gold sold([1])
  Net income attributable to Nevsun shareholders was $5.3 million, $0.03 per share
  Copper flotation plant completed on time and under budget
  Commenced copper plant commissioning with pyrite sand
  Maintained strong balance sheet with approximately $384 million in working capital
  Announced 40% increase of semi-annual dividend to $0.07 per share
  Safety milestone reached – 12 million man hours without a lost time injury

Recent development

The processing of supergene copper ore has very recently commenced and we have already produced modest amounts of copper concentrate and plan to ramp up to commercial production before the end of the year.

Cliff Davis, President and CEO of Nevsun commented, “Q2 cash costs were managed to expectations helping Nevsun maintain a strong balance sheet despite the drop in metals prices and delivery of a significant capital expansion project.  With $384 million in working capital, including $343 million in cash, no debt, a superior deposit and a supportive partner in the Government of Eritrea, the Company is well positioned for growth.  Bisha's exploration program is expected to bear fruit in early 2014 and Nevsun has been successful in managing acquisition opportunities so as not be pulled into low return, high-risk investments.  That said, given the challenges in the mining market, we are optimistic about external growth opportunities.

It is good news that we consistently complete major capital projects on time and under budget. It is also great news that we are ahead of schedule on the copper plant commissioning.”

[1] Cash cost per ounce sold includes royalties and is a non-GAAP measure; see cautionary note regarding non-GAAP measure in the MD&A.

Operations review

Key operating information – Bisha Mine:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Ore mined, tonnes	425,000	500,000	900,000	849,000
Waste mined, tonnes(1)	1,647,000	1,658,500	3,572,000	3,484,700
Strip ratio (using BCMs)	4.5	4.0	4.8	4.9
Copper phase prestrip, tonnes	-	480,600	-	-
Tonnes milled	455,000	465,000	887,000	895,000
Gold grade (g/t)	2.75	6.93	3.43	6.76
Recovery, % of gold	80%	85%	79%	86%
Gold in doré, ounces produced	34,900	87,000	77,200	169,000
Gold ounces sold	36,200	87,500	77,700	170,600
Gold price realized per ounce	$1,374	$1,599	$1,490	$1,654
Cash cost per ounce sold(2)	$692	$253	$623	$265
(1)	All waste tonnes mined reflect updated rock density estimates.
(2)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see cautionary note regarding non-GAAP measure in the MD&A.

Over half of the ore mined for the six months ended June 30, 2013, came from the Harena satellite deposit, which is lower grade than the Bisha Main deposit, which accounted for the drop in feed grade from Q2 2012 of 6.93 g/t to 2.75 g/t in Q2 2013.  The strip ratio was expected to be significantly higher in the six months ended June 30, 2013, as compared to the same period in 2012, as the plan was to move more waste in 2013 than has actually been achieved.

The lower than planned waste mined resulted from equipment availability issues, which negatively impacted the mining schedule. A plan is in place to catch up the waste movement over the next twelve months to avoid any significant impact to the long-term mine plan.

Gold recovery of 80% for Q2 2013, which was less than the 85% experienced in Q2 2012, was as expected and was attributable to changes in ore mineralogy.  The reduction of gold ounces sold to 36,200 in Q2 2013 from the 87,500 ounces sold in Q2 2012 is due to the lower grades and mill recoveries. The decrease in physical ounces produced was within the Company’s expectations and guidance.

Gold cash costs per ounce for Q2 2013 were $692 on 36,200 ounces sold, which included $138 per ounce in silver by-product credits, an increase in cash cost per ounce as compared with $253 in Q2 2013, including $89 per ounce in silver by-product credits.  The increase in cash operating costs in Q2 2013 compared to Q2 2012 is primarily attributable to a reduction in gold ounces sold and the accompanying increase in mining and milling costs per ounce produced, partly offset by higher silver by-product credits.

Financial review

Summary of financial results:

In US $000s (except per share data)	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Revenues	$54,785	$147,713	$125,915	$297,103
Operating income	20,049	109,671	57,828	220,299
Net income	10,305	66,865	29,808	135,628
Net income attributable to Nevsun shareholders	5,274	39,568	15,899	80,806
Earnings per share attributable to Nevsun shareholders	0.03	0.19	0.08	0.40
Working capital	383,592	354,503	383,592	354,503
Total assets	$863,122	$813,352	$863,122	$813,352

Details of revenue breakdown for gold and silver, operating expenses, depreciation and depletion, and other expenses are discussed in the Company’s second quarter 2013 MD&A.

Working capital at June 30, 2013, including cash and cash equivalents, was $383,592, approximately the same as at December 31, 2012.  The Company's cash and cash equivalents at June 30, 2013, of $342,828, was down from $396,404 as a result of paying dividends ($9,949), income taxes ($56,984) and investing in copper plant and other capital ($35,611).  Details of sources and uses of cash are presented in the second quarter financial statements and discussed in the MD&A.

Conference call details

The Company will hold a conference call on Thursday, August 8, 2013, at 8:00 AM Vancouver / 11:00 AM Toronto, New York / 4:00 PM London, to discuss the quarterly results.  Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-287-5563 / 1 719-457-2727 UK: 0800 404 7655 (toll free) Other International: + 1 719-457-2727

The conference call will be available for replay until August 15, 2013, by calling 1 877-870-5176 / +1 858-384-5517 and entering passcode 9956123.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; or (x) the assumptions used in the current planning for pyrite sand ore turn out to be incorrect.  Other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com